FILED BY EXPRESS SCRIPTS HOLDING COMPANY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: EXPRESS SCRIPTS HOLDING COMPANY / CIGNA CORPORATION

COMMISSION FILE NO. 001-35490

Express Scripts Holding Company posted the video of the CNBC interview held on March 8, 2018 on its intranet site, a transcript of which follows.

Client: Express Scripts Station: CNBC Program: Squawk on the Street 3/8/18

David Faber: Alright, let’s get to our story of the morning. You already kind of referenced it, he’s sitting at the end of the desk here.

Jim Cramer: I’m a teaser.

David Faber: It is the deal of the morning, and perhaps of the week, maybe even of the month- Cigna announcing a deal to acquire the nation’s largest pharmacy benefits manager, Express Scripts. 52 billion dollars in cash and stock, it’s a 31 percent premium to yesterday’s close, though you do see the overall value is coming down, as Cigna’s stock is declining. Let’s speak with Cigna CEO David Cordani, joins us here at Post 9, of course a frequent guest quarter to quarter, but very happy to have you here on this news-making day, David, thank you.

David Cordani: Good to be with you this morning, thank you.

David Faber: One would expect that since your deal with Anthem fell apart some time back, that so many people in your broader healthcare industry have been trying to figure out what to do, that you would have had a lot of different things to think about, whether as a buyer or seller. Why is this the transaction that is best for your shareholders?

David Cordani: Yeah, I appreciate the way you framed it, and I think the important part is we had a lot of choices. Choices are enabled to us by a couple things- first, the base core operations of the franchise are working quite well. We grew our top line double digit last year, we grew our bottom line 25 percent last year, and we’re stepping into 2018 again growing high single digit top line, and we’re growing our bottom line EPS mid-teens. So base trend, two for-growth platforms that we have give us strategic optionality. So we took our time, we evaluated the marketplace, and we couldn’t be more excited about the move we took to further accelerate our strategy, which is all around improving affordability and personalization for our customers and clients, driving more choice, greater alignment with the healthcare professionals, and therefore more value for everybody. So we took our time, we had choices, and we’re excited about the one we pursued.

David Faber: Now you’re talking here about expected annual revenue growth, and between 6 and 8 percent over a long period of time here, from pro forma 17 up until 2021. What gives you the confidence that you can achieve those kinds of pretty significant numbers?

David Cordani: First, I’ll start from the foundation again. If you look at Cigna over the last 8 years, we delivered on all of our revenue growth expectations, which are high single digit over any elongated period of time. That’s driven by strong retention of client and customers, expanding relationships further, and then adding new business relationships. Express Scripts has outstanding client retention results, and as we bring the two companies together we’re going to stand up an additional services vertical built off of both of our sets of capabilities for employers, health plans, and governmental agencies. So strong foundation, proven track record of retention because we deliver, and a new distribution and growth chassis.

Jim Cramer: David, I need to know, in those discussions, did it ever come up- Bezos, ever come up Dimon, ever come up Warren Buffett? That maybe it’s the right time to do something, get together, because this could be a threat to your own business?

David Cordani: Yeah, we see it more as an opportunity. So as the narrative comes out with the filing of the [inaudible], you’ll see the conversation started some time ago, I think back in the fourth quarter. Our view is that the current marketplace is not sustainable. The market demands more affordability, the market demands more personalization, the market demands more value. And whether it’s the look of the new JV between the three organizations you identified, or clients and customers wanting more value, we’ll be well-positioned. The franchise today delivered the best medical costs in the industry in 2017, half the industry average. And Express Scripts delivered a medical cost for their customers and clients that was industry leading. So we see that move with Amazon, JP Morgan, and Berkshire, as creating another opportunity to be the service provider of choice, for whether it’s that joint venture of clients, health plans, or governmental agencies going forward.

David Faber: But in terms of that JV, viewers keep hearing about this sort of nondescript threat that it could bring to the industry, but it’s ill-defined. And I wonder if you’ve defined it, if you know or if you have an opinion of what they’re capable of, and if deals like this one are an attempt to head that off.

David Cordani: So I think we have to wait and see what they’re going to stand up. We know the organizations, as you might expect, have had conversations- multiple- with the leadership of the organizations and teams there. We serve part of those organizations, and we proudly serve part of those organizations. But I think it’s symbolic with, in that case, three respected, global leaders saying we can do better, we need to do better, our employees and society deserves better. This combination accelerates our movements and delivers more value. I think that’s the basic thing, so we want to drive change. We’re not trying to protect an insurance franchise. We’ve been driving service expansion, and it’s about keeping people healthy, improving clinical quality for when people consume care, and as a result helping employers have healthy, productive, present employees, and therefore healthier businesses. That’s what we do everyday, so we see that as an opportunity.

David Faber: You’ve been down the consolidation road before. I referenced Anthem earlier, that was many years ago, then a very long review. But during the period of time that you guys were dealing with that, I would term it there was something of a culture clash. Let’s at least say you didn’t get along particularly well. What gives you the confidence that this time it’s going to be different with Express Scripts?

David Cordani: Yeah, everybody has opportunity to learn, number one. So we talk about, as a corporation being a learning organization, every person, the company, we learned from yesterday, get a little bit better tomorrow personally, professionally. You might expect, we spend a lot of time making sure the culture is aligned, so as we step back and look at the cultures, they’re two service-based companies. Neither company is entrenched in insurance. Secondly, very customer-focused. They’ll talk about patients and customers, we talk about customers. On our call we had, Tim rattled off NPS scores. Most people can’t do that. We know our NPS scores, we manage them globally, and we have for over seven years. They understand the customer, they understand partnering. They’re oriented around transparency, they’re very commercial-oriented. Also, we’re quite community-oriented, and to reinforce that as part of this announcement, we’re putting another 200 million dollars into our foundation for health and social services. So we spent time to make sure we understood the cultures. We’re going to spend the time putting the companies together, and we’re going to build on the strength of both companies. We couldn’t be more excited about it.

David Faber: Antitrust review. CVS-Aetna, also may be reviewed in parallel, that happens sometimes. It happened with Anthem-Cigna and Humana-Aetna, both of which were turned down. Do you have any concerns on the antitrust front? It wouldn’t appear to be a deal that would give antitrust regulators particular concern, but who knows in this landscape.

David Cordani: Sure, sure. Obviously we understand the importance of that, number one, and we look forward to engaging with regulators, state and federal, immediately upon this announcement.

David Faber: Did you get any feedback? Sometimes people sort of preview something, was there any of that…

David Cordani: We didn’t go through a formal preview. This [inaudible] have quite quiet [sic]. We’re highly confident with the multiple reviews that this gets regulatory approval. There’s de minimis overlap when you look at the franchises based on traditional services and programs. We are committed to transparency and open architected solutions, so we’re quite confident we’ll get the regulatory approval and we’ll seek to close the transaction by the end of 2018.

Jim Cramer: I want to speak about the accretion here. It is incredible, after the spat- well, more than a spat, the litigation with Anthem- these guys came with just a massive, massive cost-cut program. Are you just not taking advantage of the fact that they’re about to kick in? And the accretion comes because Express Scripts was just a banshee about cutting costs after this Anthem deal.

David Cordani: Yeah, I think about, let’s step back and frame the accretion story. There’s a social story, there’s a consumer story, there’s an employer story, there’s a shareholder story. The shareholder story is year one, financially accretive, double digit- in fact, teens, accretion in year one. That’s even excluding the transitioning client. If you add the transitioning client, which will be on the books in 2019, there’s quantum accretion from that standpoint. That will create free cashflow to deleverage the franchise very rapidly. Secondly, it’s sustainable. And I think, third, very important, we have been very clear- the financial synergies that we’re counting on from a shareholder’s standpoint, our administrative synergies in nature, the medical cost and further pharmacy cost synergies flow to customers and clients largely. We’re committed to transparency, we’re committed to improving affordability. So it’s a compelling shareholder story because we’re creating value for clients and customers. We’ll flow significant step function improvement in affordability to our clients and customers and new clients and customers, and have an outstanding return for our shareholders. And lastly, as I noted, we will take the company’s leverage up to 49 percent, and we will deleverage back to our strategic range in the 30s in 18 to 24 months, all while still leaving some capital available for deployment during that 18 to 24 months for further bolt-on acquisition to share repurchase.

Carl Quintanilla: Does a deal of this size preclude you from other deals of comparable size or partnerships like we’ve seen in the past few months?

David Cordani: So I would say deals of comparable size, we would not pursue a deal of comparable size. As I indicated, additional bolt-ons, we’ve created capital flexibility for that purpose, but we’re focused on this. I appreciate the way you asked it in terms of partnership. We’re a partnership-oriented company. We have joint ventures around the world where we serve customers and clients in China, in India, in Turkey, through joint ventures. We have 500 collaborative accountable care relationships in the United States with physician groups and hospitals. Some of them approach joint venture configurations and some may lapse into joint venture configurations. We love to partner. We love to get the best of both organizations to deliver value for our customers and clients, and over in both dependency of this transaction and post, you should see more partnerships amass for us with like-minded organizations that want to create value for customers and clients.

David Faber: David, you’re making the case, of course, as to why this is a benefit to shareholders. They don’t seem to be listening this morning, the stock is down 8 percent. Is that a concern at all for you at this point, the reaction early on here to this deal?

David Cordani: Not focused on today’s trading, obviously. We think this is a high value creation for our shareholders. Not lost on us, it’s two different companies, two different shareholder profiles, in some way there’s overlap. Expect some relocation of dollars, where companies who bought Cigna for Cigna’s value proposition might seek to take some money off the table. I would note, over the last 6-7 years we’ve delivered about 35 percent TSR CAGR. Not for a year- over the last 6-7 years we’ve delivered a 35 percent TSR CAGR.

David Faber: That’s a big number.

David Cordani: And what our shareholders do know is we have a track record of delivering on our promises. Our top-line promises, our bottom line promises, because we have a track record of delivering on our customer and client partner promises, so we’re confident we’re going to build a lot of shareholder value here.

Carl Quintanilla: When you hear tough talk from Scott Gottlieb, or out of HHS among the industry, what do you think they have in mind?

David Cordani: We look forward to engaging directly in those conversations, so I don’t want to interject indirectly. But if I step back, whether it’s federal regulators, state regulators, employers, new joint ventures like we talked about, and Amazon, everybody’s looking for more value. Everybody’s looking for more value, more personalization, what works for an individual, and more transparency. That’s what we want as well. So you’ll see continued drive, and we do so in partnership with our healthcare professional partners. We’re open architected, we don’t sell proprietary technology, we’re not an ownership-based model, we embrace digital capabilities. 85 percent of all Cigna’s business today in the United States in the commercial space is ASO or self-funded. It’s built on transparency, it’s built on alignment. So I think it’s reinforcing that everybody recognizes we’re not sustainable today as a society. We need to improve health, we need to improve affordability, and we need to drive it rapidly.

Carl Quintanilla: As far as you know, have you or other leaders of healthcare companies had an extended conversation with Buffett or Bezos or Dimon?

David Cordani: I can speak to me personally. I spoke to at least 2 of those 3 individuals over the recent past life.

Carl Quintanilla: About?

David Cordani: Their aspirations and ours.

Carl Quintanilla: So you think you do understand it maybe?

David Cordani: We’re a learning organization, we’re a very customer and commercial-oriented organization, and we want to drive change for the betterment of our customers and clients with our healthcare partners, and ultimately for the benefit of our employer clients and health plan clients. So we view that our job is to make our employer client’s businesses better. You do it by having healthy, productive, present employees in an affordable, predictable way. You’ve got to engage with them, and the best way you do it is to align with the employer. So we have ongoing conversations.

Jim Cramer: But are you a community organization? When Cigna left Philadelphia, you decimated Philadelphia. It was one of the biggest employers. Lots of people worked for Cigna. Express Scripts is in St. Louis, another town that is hurting, really hurting for big companies, is that it for St. Louis? Is that what you’re going to do? Is that company moving to Connecticut?

David Cordani: So first, thanks for addressing that topic. We have over 1,000 co-workers in Philadelphia proper today. We have about 6,000 colleagues that work in Pennsylvania proper today. If you look at our recent track record, so let’s talk about the past. In the last decade, we have two large acquisitions in the United States, not of this scale. One was Denver-based, one was Nashville-based. Today the employee population in Denver is greater than the day of the acquisition. Today the employee population in Nashville is greater than the population when we started. We have a track record of securing growth platforms and building on those. This service-based business will be driven out of St. Louis. I will personally be in St. Louis tonight. I will not let the first day eclipse without spending time with the leadership in St. Louis face to face, and we will make a significant commitment to that community and the other communities that legacy Express Scripts serves in, including our employment commitment. We want to grow the business. Growth creates more opportunity, so we understand that community responsibility. And lastly, as I referenced before, it’s post-symbolic and substantive. We step forward with another 200 million dollar commitment to a foundation. That goes to community health and community social programs, and will be directed as it always has in communities we’re deepest in, and we understand the communities that legacy Express Scripts is deepest in, starting with St. Louis.

David Faber: David, finally, given the stock price move down, there are some people who say the value of the retained synergies here is noticeably below the premium you’re paying, and that there’s an outsized reliance on unquantified platform synergies. How would you respond to those?

David Cordani: Yeah, a really important point, so let’s break it down very simply. The accretion numbers we talked about are based upon see, feel, touch, know expense administrative synergies that we’ve diligence [sic]. All the medical cost synergies and pharmacy synergies flow to employers and clients. People don’t position statements like that, we do. Growth synergies are not in our numbers, so let’s be really clear. The growth synergies that are potential for this business are not in the accretion numbers we’ve talked about. What we’ve promised to our shareholders are based upon the baseline operations of the companies, the expense synergies that we know we will secure responsibly over a four-year period of time and generate accretion; secondly, the rapid deleveraging massively reduces debt service costs over only an 18-24 month period of time. All the medical and pharmacy synergies go to clients and customers, and the growth synergies are additives not in any of the projected numbers we indicated.

When you put it all together, we recently increased our EPS outlook for 2021, literally months ago, to 18 dollars per share from 16 dollars a share. We just took it up again to 20 to 21 dollars. That doesn’t depend upon additional new business model growth synergies, that’s all to come. We like to over deliver relative to our promises.

David Faber: David, thank you. We appreciate you being with us today.

David Cordani: It’s good to be with you today, thanks for the time.

David Faber: David Cordani, CEO of Cigna. By the way, you’re going to see him again in a few weeks. On March 28th, CNBC’s going to host our first ever healthcare conference. It’s called “Healthy Returns,” and we will be featuring top government officials, CEOs, innovators, investors, including Mr. Cordani. Check it out at cnbc.com/healthyreturns for tickets and information.

Carl Quintanilla: Reflections on that, Jim?

Jim Cramer: Look, I think this is, these companies have to combine. They have to combine, they’re so competitive. It’s one after another after another. And I think the fact that it’s accretive and the stock is down, I think it’s a buy. It’s too accretive for me to think that down 20, down 19...

David Faber: 35 percent TSR over the last, what was it, 7 years? A long period of time, that’s pretty serious stuff.

Jim Cramer: And their cost, their MLR, so to speak, has been vastly superior. I would buy Cigna right here. It just seems that this is the discount that you want to just climb into.

David Faber: I’ve got you down for 176...

Jim Cramer: Yes, you put me down 176.

Carl Quintanilla: 50,000. Take the top off, yeah.

Jim Cramer: I think Cigna is a buy right here. There we go, I’m saying it.

David Faber: That was good, good time with him. When we come back this morning, the President’s game plan for energy independence. We’re going to talk to Energy Secretary Rick Perry. As you see some gains here at the open, Dow is up 100. We’re back in a minute.

* * *

FORWARD LOOKING STATEMENTS

Cautionary Notes on Forward Looking Statements

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain forward-looking statements. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements, as they relate to Express Scripts Holding Company or Cigna Corporation, the management of either such company or the transaction, involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Express Scripts Holding Company and Cigna Corporation do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause actual results to differ materially from those contemplated by any forward-looking statements, including, but not limited to, the risks associated with the following:

•	the inability of Express Scripts Holding Company and Cigna Corporation to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals;

•	a longer than anticipated time necessary to consummate the proposed merger;

•	problems regarding the successful integration of the businesses of Express Scripts Holding Company and Cigna Corporation;

•	unexpected costs regarding the proposed merger;

•	diversion of management’s attention from ongoing business operations and opportunities;

•	potential litigation associated with the proposed merger;

•	the ability to retain key personnel;

•	the availability of financing;

•	effects on the businesses as a result of uncertainty surrounding the proposed merger; and

•	the industry may be subject to future risks that are described in SEC reports filed by Express Scripts Holding Company and Cigna Corporation.

You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of Express Scripts Holding Company and Cigna Corporation described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either foregoing lists, or the risks identified in SEC filings, to be a complete discussion of all potential risks or uncertainties.

IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, Halfmoon Parent, Inc. (“Holdco”) intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Cigna Corporation and Express Scripts Holding Company that also constitutes a prospectus of Holdco. Cigna Corporation and Express Scripts Holding Company also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Holdco, Cigna Corporation and Express Scripts Holding Company with the SEC at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Cigna Corporation will be available free of charge on Cigna Corporation’s website at www.cigna.com or by contacting Cigna Corporation’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts Holding Company will be available free of charge on Express Scripts Holding Company’s website at www.express-scripts.com or by contacting Express Scripts Holding Company’s Investor Relations Department at (314) 810-3115.

PARTICIPANTS IN THE SOLICITATION

Cigna Corporation and Express Scripts Holding Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna Corporation (and, in some instances, Holdco) in Cigna Corporation’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 28, 2018, and its preliminary proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 2, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts Holding Company’s directors and executive officers in Express Scripts Holding Company’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and its proxy statement for its 2017 Annual Meeting, which was filed with the SEC on March 17, 2017. You may obtain free copies of these documents at the SEC’s website at www.sec.gov, at Cigna Corporation’s website at www.cigna.com or by contacting Cigna Corporation’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts Holding Company will be available free of charge on Express Scripts Holding Company’s website at www.express-scripts.com or by contacting Express Scripts Holding Company’s Investor Relations Department at (314) 810-3115. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.